EXHIBIT 17.1

August 25, 2010

Dale Long
CEO, President, & Board Member
EVCARCO, Inc
7703 Sand St
Fort Worth, TX 76118

Dear Officers, Directors, and Shareholders:

With much regret I must resign from the executive position of President/CEO and the Board of Directors of EVCARCO, Inc. effective August 25, 2010.

I will make every effort to continue our relationship and assist you and the company as an unaffiliated consultant.

Regards,

/s/  Dale Long

Dale Long
Colleyville, TX 76235